Exhibit 99.56

Odyssey Trust Company 323 - 409 Granville St • Vancouver BC • V6C 1T2

November 12, 2018

Canadian Securities Exchange
220 Bay Street, 9th Floor
Toronto ON M5J 2W4

Dear Sirs and Mesdames:

RE: Acreage Holdings, Inc. (the “Issuer”)

ISIN: CA00489Y4022

We confirm that Odyssey Trust Company has been appointed as Transfer Agent and Registrar for the Subordinate Voting Shares of the Issuer in the City of Vancouver and Calgary.

We confirm that the Issuer has elected to use generic certificates in accordance with the standards set by the Securities Transfer Association of Canada. We maintain an inventory of security paper and can process transfers of ownership and issue certificates in accordance with these standards on a timely basis. Our normal fee for transferring ownership is $50.00 and includes five issuances.

Yours truly,

 ODYSSEY TRUST COMPANY

 P: 778.819.1184 • E: info@odysseytrust.com
www.odysseytrust.com